FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Ameriquest Mortgage Securities Inc.	0001102913
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, November 20, 2003, Series 2003-12	333-103335

Name of Person Filing the Document
(If Other than the Registrant)



03038462

NOV 21 2003

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 20, 2003

AMERIQUEST MORTGAGE SECURITIES INC.

By:
Name: Kyle J. Keen
Title: EVP



IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

---

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

The following is a Term Sheet. All terms and statements are subject to change.

TERM SHEET

Ameriquest Mortgage Securities Inc.



AMERIQUEST®
MORTGAGE COMPANY

$737,250,000 *(Approximate)*

Asset-Backed Pass-Through Certificates Series 2003-12

Ameriquest Mortgage Securities Inc.
(Depositor)

Ameriquest Mortgage Company
(Seller and Master Servicer)

RBS Greenwich Capital


citigroup

November [12], 2003

DESCRIPTION OF THE GROUP I COLLATERAL

Collateral Summary

Statistics for the Initial Group I Mortgage Loans listed below are based on the Cut-off Date.

	Summary Statistics	Range (if applicable)
Number of Initial Mortgage Loans:	3,239	
Aggregate Current Principal Balance:	$455,515,848.70	$59,652.39 - $423,685.33
Average Current Principal Balance:	$140,634.72	
Aggregate Original Principal Balance:	$455,931,692.00	$60,000.00 - $424,000.00
Average Original Principal Balance:	$140,763.10	
Fully Amortizing Mortgage Loans:	100.00%	
1st Lien:	100.00%	
Wtd. Avg. Gross Coupon:	8.138%	
Wtd. Avg. Original Term (months):	347	120 – 360
Wtd. Avg. Remaining Term (months):	346	119 – 359
Margin (ARM Loans Only):	5.991%	4.220% - 6.750%
Maximum Mortgage Rate (ARM Loans)	14.495%	11.500% - 18.990%
Minimum Mortgage Rate (ARM Loans)	8.495%	5.500% - 12.990%
Wtd. Avg. Original LTV:	77.40%	8.11% – 95.00%
Wtd. Avg. Borrower FICO:	620	500 – 812
Retail Originations	100.00%	
Geographic Distribution (Top 5):	CA 18.61%	
	FL 10.49%	
	NY 7.15%	
	MA 6.31%	
	MN 5.08%	

DESCRIPTION OF THE GROUP I COLLATERAL

Collateral Type

Collateral Type	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
2-yr Fixed/Adjustable Rate	2,087	$296,483,083.32	65.09%
Fixed Rate	1,152	159,032,765.38	34.91
Total:	3,239	$455,515,848.70	100.00%

Principal Balance at Origination

Range of Principal Balances at Origination ($)	Number of Initial Mortgage Loans	Principal Balance at Origination	% of Principal Balance at Origination
60,000.00 - 100,000.00	1,112	$86,501,935.00	18.97%
100,000.01 - 150,000.00	928	115,397,123.00	25.31
150,000.01 - 200,000.00	600	104,147,846.00	22.84
200,000.01 - 250,000.00	361	80,895,452.00	17.74
250,000.01 - 300,000.00	158	43,183,547.00	9.47
300,000.01 - 350,000.00	70	21,882,789.00	4.80
350,000.01 - 400,000.00	7	2,666,500.00	0.58
400,000.01 - 450,000.00	3	1,256,500.00	0.28
Total:	3,239	$455,931,692.00	100.00%

DESCRIPTION OF THE GROUP I COLLATERAL

Principal Balance as of the Cut-off Date

Range of Principal Balances as of the Cut-off Date ($)	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
60,000.00 - 100,000.00	1,113	$86,523,800.06	18.99%
100,000.01 - 150,000.00	929	115,493,618.60	25.35
150,000.01 - 200,000.00	599	103,946,668.60	22.82
200,000.01 - 250,000.00	360	80,623,154.70	17.70
250,000.01 - 300,000.00	158	43,146,335.89	9.47
300,000.01 - 350,000.00	70	21,862,204.77	4.80
350,000.01 - 400,000.00	7	2,664,483.21	0.58
400,000.01 - 450,000.00	3	1,255,582.87	0.28
Total:	3,239	$455,515,848.70	100.00%

Remaining Term to Maturity

Range of Months Remaining	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
<= 120	7	$952,896.55	0.21%
121 - 180	193	20,775,963.93	4.56
181 - 240	130	15,515,997.63	3.41
241 - 300	8	1,111,699.63	0.24
301 - 359	2,901	417,159,290.96	91.58
Total:	3,239	$455,515,848.70	100.00%

DESCRIPTION OF THE GROUP I COLLATERAL

Mortgage Rate %

Range of Current Mortgage Rates (%)	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
5.000 - 5.499	3	$653,146.67	0.14%
5.500 - 5.999	126	22,146,906.56	4.86
6.000 - 6.499	104	17,163,071.07	3.77
6.500 - 6.999	400	66,531,766.51	14.61
7.000 - 7.499	264	42,475,706.43	9.32
7.500 - 7.999	715	106,109,087.84	23.29
8.000 - 8.499	205	28,142,381.83	6.18
8.500 - 8.999	503	64,549,019.17	14.17
9.000 - 9.499	185	24,235,098.13	5.32
9.500 - 9.999	394	47,142,448.66	10.35
10.000 - 10.499	69	7,854,358.30	1.72
10.500 - 10.999	161	17,476,832.97	3.84
11.000 - 11.499	33	3,000,638.38	0.66
11.500 - 11.999	51	5,588,737.49	1.23
12.000 - 12.499	12	1,039,217.96	0.23
12.500 - 12.999	14	1,407,430.73	0.31
Total:	3,239	$455,515,848.70	100.00%

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
<= 30.00	32	$2,579,934.65	0.57%
30.01 - 35.00	29	3,004,068.87	0.66
35.01 - 40.00	38	4,479,209.09	0.98
40.01 - 45.00	54	6,469,839.26	1.42
45.01 - 50.00	60	7,633,102.98	1.68
50.01 - 55.00	83	10,962,643.78	2.41
55.01 - 60.00	146	19,108,499.17	4.19
60.01 - 65.00	151	20,654,587.50	4.53
65.01 - 70.00	199	26,164,178.05	5.74
70.01 - 75.00	449	60,938,587.40	13.38
75.01 - 80.00	521	73,059,432.29	16.04
80.01 - 85.00	540	76,766,837.38	16.85
85.01 - 90.00	885	134,888,228.10	29.61
90.01 - 95.00	52	8,806,700.18	1.93
Total:	3,239	$455,515,848.70	100.00%

DESCRIPTION OF THE GROUP I COLLATERAL

FICO Score at Origination

Range of FICO Scores	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
500 - 519	139	$16,949,359.79	3.72%
520 - 539	309	38,934,686.53	8.55
540 - 559	358	47,757,969.51	10.48
560 - 579	362	48,372,431.73	10.62
580 - 599	277	37,921,730.72	8.33
600 - 619	298	39,307,486.27	8.63
620 - 639	337	50,178,767.90	11.02
640 - 659	294	43,499,963.16	9.55
660 - 679	280	42,381,963.96	9.30
680 - 699	184	28,570,344.58	6.27
700 - 719	138	20,861,027.02	4.58
720 - 739	103	16,905,785.28	3.71
740 - 759	87	13,430,014.90	2.95
760 - 779	43	5,919,720.51	1.30
780 - 799	23	3,428,416.36	0.75
800 - 812	7	1,096,180.48	0.24
Total:	3,239	$455,515,848.70	100.00%

DESCRIPTION OF THE GROUP I COLLATERAL

Geographic Distribution

State	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
California	438	$84,782,440.37	18.61%
Florida	415	47,779,851.58	10.49
New York	172	32,554,349.54	7.15
Massachusetts	161	28,735,687.92	6.31
Minnesota	150	23,136,240.06	5.08
New Jersey	138	21,969,130.65	4.82
Texas	208	20,988,479.76	4.61
Maryland	127	19,262,166.71	4.23
Michigan	160	18,066,278.70	3.97
Illinois	129	17,768,967.08	3.90
Connecticut	73	12,028,027.87	2.64
Pennsylvania	106	11,937,665.52	2.62
Wisconsin	90	11,341,788.80	2.49
Colorado	72	10,645,651.89	2.34
Washington	66	10,379,015.96	2.28
Rhode Island	63	10,095,006.74	2.22
Arizona	59	7,114,616.70	1.56
Indiana	72	6,774,070.30	1.49
Missouri	60	6,387,782.54	1.40
Alabama	57	6,134,052.53	1.35
Ohio	57	5,937,575.08	1.30
Louisiana	45	4,783,628.77	1.05
Tennessee	41	3,878,337.84	0.85
Georgia	33	3,761,808.07	0.83
Hawaii	12	3,460,991.30	0.76
Maine	18	2,465,095.71	0.54
Kansas	25	2,341,551.81	0.51
Nevada	15	2,229,616.11	0.49
Iowa	26	2,192,361.19	0.48
North Carolina	19	2,148,956.99	0.47
Oklahoma	18	1,753,400.75	0.38
New Hampshire	12	1,618,421.83	0.36
Mississippi	18	1,536,992.51	0.34
Oregon	10	1,481,124.15	0.33
Nebraska	16	1,456,481.45	0.32
Delaware	10	1,342,720.92	0.29
Vermont	8	1,152,595.77	0.25
New Mexico	10	947,903.09	0.21
Kentucky	9	852,332.32	0.19
South Carolina	5	731,401.56	0.16
Arkansas	7	616,853.82	0.14
Montana	2	358,809.53	0.08
Wyoming	3	264,380.84	0.06
Utah	2	154,666.54	0.03
Idaho	1	103,456.59	0.02
South Dakota	1	63,112.94	0.01
Total:	3,239	$455,515,848.70	100.00%

DESCRIPTION OF THE GROUP I COLLATERAL

Occupancy Status

Occupancy Status*	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
Owner Occupied	3,105	$438,947,863.80	96.36%
Non-Owner Occupied	106	13,090,779.66	2.87
Second Home	28	3,477,205.24	0.76
Total:	3,239	$455,515,848.70	100.00%

*Based on mortgagor representation at origination.

Documentation Type

Income Documentation	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
Full Documentation	2,331	$323,179,439.89	70.95%
Limited Documentation	231	35,161,209.04	7.72
Stated Documentation	677	97,175,199.77	21.33
Total:	3,239	$455,515,848.70	100.00%

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
Refinance-Debt Consolidation Cash Out*	2,885	$407,352,379.67	89.43%
Refinance-Debt Consolidation No Cash Out**	350	47,424,178.95	10.41
Purchase	4	739,290.08	0.16
Total:	3,239	$455,515,848.70	100.00%

* Per Ameriquest's Underwriting Guidelines, cash proceeds to the borrower inclusive of debt consolidation payments exceed 1% of the original principal balance of the related mortgage loan or $1,000. Also includes all home equity loans originated in Texas with any cash proceeds.

** Per Ameriquest's Underwriting Guidelines, cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 1% of the original principal balance of the related mortgage loan or $1,000. Excludes home equity loans originated in Texas with any cash proceeds.

DESCRIPTION OF THE GROUP I COLLATERAL

Credit Grade

Risk Category	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
8A	320	$49,597,910.98	10.89%
7A	254	39,477,080.33	8.67
6A	255	38,835,751.17	8.53
5A	262	38,696,590.96	8.50
4A	294	44,819,608.31	9.84
3A	239	32,275,060.52	7.09
2A	645	88,195,398.90	19.36
A	214	29,237,118.08	6.42
B	456	56,455,249.95	12.39
C	250	32,113,771.33	7.05
D	50	5,812,308.17	1.28
Total:	3,239	$455,515,848.70	100.00%

Property Type

Property Type	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
Single Family	2,737	$380,183,121.14	83.46%
Two- to Four-Family	147	26,679,360.42	5.86
PUD Detached	159	23,465,527.04	5.15
Condominium	149	20,928,345.23	4.59
Manufactured Housing	47	4,259,494.87	0.94
Total:	3,239	$455,515,848.70	100.00%

Prepayment Charge Term

Prepayment Charge Term at Origination (mos.)	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
None	986	$137,088,198.40	30.10%
12	107	17,858,969.20	3.92
24	1	62,889.68	0.01
30	13	2,766,298.83	0.61
36	2,132	297,739,492.59	65.36
Total:	3,239	$455,515,848.70	100.00%

DESCRIPTION OF THE GROUP I COLLATERAL

Origination Source

Origination Source	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
Retail	3,239	$455,515,848.70	100.00%
Total:	3,239	$455,515,848.70	100.00%

Maximum Mortgage Rates of the Adjustable-Rate Loans

Range of Maximum Mortgage Rates (%)	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
11.500 - 11.999	42	$7,593,305.32	2.56%
12.000 - 12.499	33	6,161,535.12	2.08
12.500 - 12.999	144	26,288,755.25	8.87
13.000 - 13.499	159	26,026,376.55	8.78
13.500 - 13.999	413	63,540,904.34	21.43
14.000 - 14.499	138	20,865,903.85	7.04
14.500 - 14.999	375	50,990,113.83	17.20
15.000 - 15.499	166	22,421,380.60	7.56
15.500 - 15.999	338	41,767,941.63	14.09
16.000 - 16.499	59	6,947,423.18	2.34
16.500 - 16.999	124	13,943,288.17	4.70
17.000 - 17.499	28	2,607,259.36	0.88
17.500 - 17.999	45	5,138,132.88	1.73
18.000 - 18.499	11	965,287.97	0.33
18.500 - 18.999	12	1,225,475.27	0.41
Total:	2,087	$296,483,083.32	100.00%

DESCRIPTION OF THE GROUP I COLLATERAL

Minimum Mortgage Rates of the Adjustable-Rate Loans

Range of Minimum Mortgage Rates (%)	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
5.000 - 5.999	42	$7,593,305.32	2.56%
6.000 - 6.499	33	6,161,535.12	2.08
6.500 - 6.999	144	26,288,755.25	8.87
7.000 - 7.499	159	26,026,376.55	8.78
7.500 - 7.999	413	63,540,904.34	21.43
8.000 - 8.499	138	20,865,903.85	7.04
8.500 - 8.999	375	50,990,113.83	17.20
9.000 - 9.499	166	22,421,380.60	7.56
9.500 - 9.999	338	41,767,941.63	14.09
10.000 - 10.499	59	6,947,423.18	2.34
10.500 - 10.999	124	13,943,288.17	4.70
11.000 - 11.499	28	2,607,259.36	0.88
11.500 - 11.999	45	5,138,132.88	1.73
12.000 - 12.499	11	965,287.97	0.33
12.500 - 12.999	12	1,225,475.27	0.41
Total:	2,087	$296,483,083.32	100.00%

Gross Margins of the Adjustable-Rate Loans

Range of Gross Margins (%)	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
4.000 - 4.249	1	$105,926.68	0.04%
4.500 - 4.749	1	110,409.42	0.04
4.750 - 4.999	70	11,812,975.49	3.98
5.000 - 5.249	86	14,659,704.59	4.94
5.250 - 5.499	95	15,631,090.79	5.27
5.500 - 5.749	142	21,943,441.44	7.40
5.750 - 5.999	159	25,204,806.65	8.50
6.000 - 6.249	706	99,784,243.02	33.66
6.250 - 6.499	164	22,997,336.75	7.76
6.500 - 6.749	408	50,950,667.96	17.19
6.750 - 6.999	255	33,282,480.53	11.23
Total:	2,087	$296,483,083.32	100.00%

DESCRIPTION OF THE GROUP I COLLATERAL

Next Adjustment Date of the Adjustable-Rate Loans

Next Adjustment Date	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
June 2005	5	$758,006.59	0.26%
July 2005	1	101,716.58	0.03
August 2005	38	5,751,993.25	1.94
September 2005	2	315,102.82	0.11
October 2005	30	4,158,771.70	1.40
November 2005	2,011	285,397,492.38	96.26
Total:	2,087	$296,483,083.32	100.00%

Initial Periodic Cap of the Adjustable-Rate Loans

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
2.000	2,087	$296,483,083.32	100.00%
Total:	2,087	$296,483,083.32	100.00%

Periodic Cap of the Adjustable-Rate Loans

Periodic Cap (%)	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
1.000	2,087	$296,483,083.32	100.00%
Total:	2,087	$296,483,083.32	100.00%